FORM 6-K

Securities and Exchange Commission
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	April	2015
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1.	Award-winning Design Achievement: BlackBerry Receives Prestigious Top Prize in the Red Dot Award 2015	3.

Document 1

NEWS RELEASE
FOR IMMEDIATE RELEASE

April 10th, 2015

Award-winning Design Achievement: BlackBerry Receives Prestigious Top Prize in the Red Dot Award 2015

Waterloo, Ontario - BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a world leader in mobile communications, today announced that the BlackBerry® Passport™ has won the prestigious Red Dot Award: Product Design 2015. The BlackBerry Passport proved its design excellence in the most important competition for product design, which is celebrating its 60th anniversary this year.

The Red Dot: Best of the Best is awarded for innovative design and is the highest individual award in the Red Dot Award: Product Design. Only the outstanding products in a category receive this award - in 2015, only 81 products from 31 categories were given the sought-after seal of quality.

Thoughtful Design for the Mobile Professional

Inspired by actual passports, the universal symbol of mobility, the size and form factor of BlackBerry Passport is portable enough to easily tuck into pockets and use wherever you go. Utilizing premium, robust materials such as Corning® Gorilla® Glass 3 for the display that’s been shaped and polished to perfection and forged stainless steel for added strength and visual lightness, the BlackBerry Passport will provide the durability business professionals require in a smartphone.

The large square screen affords an uncompromised experience for viewing and creating content, and will make everyday tasks like reading and writing emails, reviewing and editing documents, web browsing, and map navigation, more comfortable and effortless. Its square aspect ratio and size provides a near optimal text line length, not unlike that of books. The BlackBerry Passport includes the industry’s first touch-enabled keyboard with gestures that make typing, editing and navigating the ergonomically sculpted surfacing more efficient and accurate. BlackBerry's iconic physical QWERTY keyboards have always made it easier for users to create polished, professional communications with exceptional accuracy.

“The BlackBerry Passport design pushes boundaries and changes the way business professionals get work done on their smartphone,” said Ron Louks, President of Devices and Emerging Solutions at BlackBerry. “The large 4.5 inch square display and touch-enabled keyboard drives productivity and stands out from the crowd.”

“We continue to innovate and evolve through design to deliver iconic and purpose built products for mobile professionals,” said Brian Paschke, Senior Industrial Designer at BlackBerry. “The unique format, intelligent structure and keyboard innovations were designed on the strengths and heritage of the brand.

“The BlackBerry Design Team is honoured to accept the prestigious Red Dot: Best of the Best Product Design Award for the BlackBerry Passport”, said Alison Phillips, Managing Director and Head of Industrial Design. “The value of design comes through when technology and new ideas can be turned into meaningful products that users connect with. This innovative product was a collaboration of many teams coming together to deliver a new design icon for BlackBerry.”

Professor Dr Peter Zec, Founder and CEO of the Red Dot Award: “For 60 years, the most-respected design experts have been convening every year in Essen to seek out the best designs. This year we had a record number of almost 5,000 entries - a huge amount of work for our jury members, who assessed each individual product, and a special value of the distinction due to the high standard. The laureates of the Red Dot Award: Product Design 2015 have demonstrated exceptionally high achievements and have thus been deservedly successful in the world’s largest design competition.”

Red Dot Design Museum Essen
With roughly 2,000 exhibits over 4,000 square metres, the Red Dot Design Museum presents the world’s largest exhibition of contemporary design. The successful entries in the Red Dot Award: Product Design 2015 will be shown from 29 June to 26 July 2015 in an impressive special exhibition in the midst of the historical industrial architecture of the Zollverein World Heritage site. In “Design on Stage,” visitors will experience the current top achievements up close and personal, because this hands-on exhibition expressly encourages visitors to touch and try out the exhibits. In this way, fans of design can find out about the trends in international product design and see for themselves the excellent quality of the BlackBerry Passport from BlackBerry.

About the Red Dot Award:
In order to appraise the diversity in the field of design in a professional manner, the Red Dot Design Award breaks down into the three disciplines of Red Dot Award: Product Design, Red Dot Award: Communication Design and Red Dot Award: Design Concept.

The Red Dot Award was created by Design Zentrum Nordrhein Westfalen and with around 17,000 entries each year is one of the best-respected design competitions in the world. In 2015, it is celebrating its 60th anniversary: It was in 1955 that a jury convened for the first time to assess the best designs of the day. The sought-after award, the “Red Dot”, is the revered international seal of outstanding design quality.

Award-winning designers, manufacturers and agencies use the Red Dot winner label and receive numerous other winners’ privileges, such as the presentation of the award-winning product on Red Dot Online, in the Red Dot Design Yearbook, the Red Dot App and on Red Dot 21. Additionally, the winning products are communicated in the international PR activities of Red Dot and exhibited in the Red Dot Design Museum Essen for a whole year.

More information is available at www.red-dot.org/press and www.blackberry.com/passport

Hear directly from the BlackBerry Design team on their goals, inspirations and challenges when creating the BlackBerry Passport (video).

About BlackBerry
A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. The Company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.blackberry.com.

Media Contact at BlackBerry:
BlackBerry Media Relations
(519) 888-7465 x77273
mediarelations@BlackBerry.com

Investor Contact at BlackBerry:
BlackBerry Investor Relations
investor_relations@blackberry.com
519-888-7465

Press Contact at Red Dot:
Catharina Hesse
Communications Manager
Design Zentrum Nordrhein Westfalen
Gelsenkirchener Str. 181
45309 Essen
Germany
Tel.: +49-201-30104-50
c.hesse@red-dot.de

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	April 10, 2015	By:	/s/ Steve Rai
(Signature)
Steve Rai Controller